US$100,000,000	Filed pursuant to rule 433

Floating Rate Notes due 2010 (re-opening)	File No. 333-132177
Guaranteed under the FDIC’s Temporary Liquidity Guarantee Program

Terms and Conditions:

Issuer:	Citigroup Inc.

FDIC Guarantee:	This debt is guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program and is backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDIC’s regulations, 12 C.F.R. Part 370, and at the FDIC’s website, www.fdic.gov/tlgp. The expiration date of the FDIC’s guarantee is the earlier of the maturity date of the debt or June 30, 2012.

Ratings:	Aaa/AAA/AAA (Moody’s / S&P / Fitch) based on the FDIC guarantee

Trade Date:	January 23, 2009

Settlement Date:	January 30, 2009 (T+5 days)

Maturity:	December 9, 2010

Par Amount:	$100,000,000. Upon settlement, the notes will form part of the same series as, and will be fungible with, Citigroup’s outstanding Floating Rate Notes due 2010 issued on December 9, 2008, and the aggregate principal amount of this series of notes will be $1,350,000,000.

Ranking:	Senior

Floating Rate:	Three-month USD-BBA-LIBOR Reuters LIBOR01

Coupon:	Three-month USD LIBOR plus 0.55%

Public Offering Price:	100.8231% plus accrued interest from December 9, 2008

Net Proceeds to Citigroup:	$101,018,247 (including accrued interest but before expenses)

Interest Payment Dates:	Quarterly on the 9th of each March, June, September and December, with adjustment for period end dates on a modified following New York business day convention.

Interest Determination Date:	Two London Business Days prior to each Interest Reset Date

First Coupon:	March 9, 2009.

Day Count:	Actual/360.

Defeasance:	Applicable. Provisions of Sections 11.03 and 11.04 of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof

Sole Underwriter:	Citigroup Global Markets Inc.

CUSIP:	17313U AB 5

ISIN:	US17313UAB52

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-132177. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.